UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 001-41798

SIMPPLE LTD.
(Registrant’s Name)

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 21, 2023, Maxim Group LLC., the underwriter of the initial public offering (the “IPO”) of SIMPPLE LTD., an exempted company with limited liability formed in the Cayman Islands (the “Company”), notified the Company of their decision to exercise the over-allotment option to purchase an additional 100,000 ordinary shares (the “1st Over-allotment Shares”) of the Company, par value $0.0001 per share, at a price of $5.25 per share. The closing for the sale of the 1st Over-allotment Shares took place on September 22, 2023.

On October 4, 2023, Maxim Group LLC notified the Company of their decision to further exercise the over-allotment option to purchase an additional 60,300 ordinary shares (the “2nd Overallotment Shares”, and together with the 1st Overallotment Shares, the “Over-allotment Shares”) of the Company, par value $0.0001, at a price of $5.25 per share. The closing for the sale of the 2nd Over-allotment Shares took place on October 6, 2023.

Gross proceeds of the Company’s IPO, including the proceeds from the sale of the Over-allotment Shares, totaled approximately $9.25 million, before deducting underwriting discounts and other related expenses.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: October 25, 2023	By:	/s/ CHONG Jiexiang Aloysius
	Name:	CHONG Jiexiang Aloysius
	Title:	Chief Executive Officer and Director

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